UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

PEARSON PLC
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC

("Pearson" or the "Company")

Director Declaration

Further to the announcement made on 30 May 2024, the Company hereby confirms that Alison Dolan, a Non-Executive Director of Pearson, will be stepping down from her role as Chief Financial Officer and as an Executive Director of Rightmove plc with effect from 15 September 2024. Alison will join the Board of Marks and Spencer Group plc as Chief Financial Officer with effect from 6 January 2025.

This notification is made in accordance with LR 9.6.14.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 08 August 2024
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary